UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024 (Report No. 3)

Commission File Number: 001-41916

Silynxcom Ltd.

19 Yad Ha-Harutzim St.,

Netanya, 4250519

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On February 20, 2024, Silynxcom Ltd. (the “Company”), issued a press release titled “Silynxcom Receives First Order for Advanced SDR Headset from Leading US-Based Military Radio Manufacturer”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Silynxcom Ltd. titled “Silynxcom Receives First Order for Advanced SDR Headset from Leading US-Based Military Radio Manufacturer”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: February 21, 2024	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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